UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-23044

CUSIP NUMBER 619908 30 4

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 10-Q	☐ Form N-SAR

For Period Ended:	December 31, 2006
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Motient Corporation

Full Name of Registrant

Former Name if Applicable

300 Knightsbridge Parkway

Address of Principal Executive Office (Street and Number)

Lincolnshire, Illinois 60069

City, State and Zip Code

PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Motient Corporation (the “Company”) represents that it is unable to timely file its Annual Report on Form 10 –K (the “2006 10-K”) for the year ended December 31, 2006 without unreasonable effort and expense.  The Company is in the process of finalizing certain aspects of its accounting and related disclosures surrounding its additional investments into TerreStar Networks Inc. and its holdings of SkyTerra Communications Inc. shares and partnership units in Mobile Satellite Ventures LP. The Company’s effort to finalize its accounting related to these matters was delayed, thus resulting in a delay in the Company’s ability to file the 2006 10-K.  The Company represents that the 2006 10-K will be filed no later than the fifteenth calendar day following the prescribed due date.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Neil Hazard	(703)	483-7800
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the third quarter of 2006, the Company sold its terrestrial wireless business segment.  The 2006 consolidated financial statements will report the terrestrial wireless segment as a discontinued operation for all periods presented.

The Company changed its method of accounting for stock based compensation during the year ended December 31, 2006 as a result of adopting Statement of Financial Accounting Standards No, 123 (R), “Share Based Payment.”

In September 2006, the Company sold approximately 10.3 million limited partnership units of Mobile Satellite Ventures, LP (“MSV”) and all our shares of common stock of MSV’s corporate general partner, to SkyTerra in exchange for approximately 25.5 million shares of SkyTerra non-voting common stock and 3.6 million shares of SkyTerra voting common stock resulting in a gain which is expected to generate a significantly lower loss for 2006 compared to the loss of $158M in 2005.

In 2006, the Company increased its ownership of TerreStar to approximately 69% from approximately 61% in several separate transactions resulting in an expected increase in amortizable and intangible assets for 2006.

        Motient Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 16, 2007	By:	/s/ Neil Hazard
Neil Hazard, Executive Vice President, Chief Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer or the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.